SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

           Under the Securities Exchange Act of 1934 (Amendment No. 1)

                        Infinity Broadcasting Corporation
                        ---------------------------------
                                (Name of Issuer)

                 Class A Common Stock, Par Value $.01 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                  456-62S-10-2
                                 (CUSIP Number)

                               Sumner M. Redstone
                            National Amusements, Inc.
                                 200 Elm Street
                           Dedham, Massachusetts 02026
                            Telephone: (781) 461-1600

                                 with a copy to:
                            Michael D. Fricklas, Esq.
                                  1515 Broadway
                                   Viacom Inc.
                            New York, New York 10036
                            Telephone: (212) 258-6000
                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                 August 14, 2000
                                 ---------------
             (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss.240.13d-1(g), check
the following box [   ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  456-62S-10-2


                                 SCHEDULE 13D/A

--------- ----------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No.of Above Person

          SUMNER M. REDSTONE
          S.S. NO.

--------- ----------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group:

          (a)     [  ]
          (b)     [  ]
--------- ----------------------------------------------------------------------
3         SEC Use Only

--------- ----------------------------------------------------------------------
4         Source of Funds (See Instructions):         OO(1)

--------- ----------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e):   [  ]

--------- ----------------------------------------------------------------------
6         Citizenship or Place of Organization:  United States

--------- ----------------------------------------------------------------------
     NUMBER OF       7      Sole Voting Power:  0
      SHARES         -----------------------------------------------------------
    BENEFICIALLY     8      Shared Voting Power:  700,000,000
      OWNED BY
       EACH          -----------------------------------------------------------
     REPORTING       9      Sole Dispositive Power:  0
      PERSON         -----------------------------------------------------------
        WITH         10     Shared Dispositive Power:  700,000,000

-------------------------------- ------ ----------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person:
               700,000,000

--------- ----------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions): [  ]
--------- ----------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11):
          64%(2)

--------- ----------------------------------------------------------------------
14        Type of Reporting Person (See Instructions):  IN

--------- ----------------------------------------------------------------------




------------------------

(1) Pursuant to the Proposed Transaction (as defined in Item 4), subject to the conditions specified therein, Viacom Inc. will acquire all of the outstanding shares of Class A Common Stock, par value $.01 per share, of Infinity Broadcasting Corporation, in exchange for shares of Class B Common Stock, par value $.01 per share, of Viacom Inc.

(2) Class B Common Shares carry five votes per share which effectively gives the Reporting Persons 90% of the voting power.

CUSIP No. 456-62S-10-2
                                 SCHEDULE 13D/A

--------- ----------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No.of Above Person

          CBS Broadcasting Inc.
          I.R.S. No. 13-0590730
--------- ----------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group:

           (a)     [  ]
           (b)     [  ]
--------- ----------------------------------------------------------------------
3         SEC Use Only

--------- ----------------------------------------------------------------------
4         Source of Funds (See Instructions):         OO(1)

--------- ----------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e):  [  ]

--------- ----------------------------------------------------------------------
6         Citizenship or Place of Organization:  New York

-------------------------------- ------ ----------------------------------------
     NUMBER OF       7      Sole Voting Power:  0
      SHARES         -----------------------------------------------------------
    BENEFICIALLY     8      Shared Voting Power:  700,000,000
      OWNED BY
       EACH          -----------------------------------------------------------
     REPORTING       9      Sole Dispositive Power:  0
      PERSON         -----------------------------------------------------------
        WITH         10     Shared Dispositive Power:  700,000,000

-------------------------------- ------ ----------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person:
               700,000,000

--------- ----------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions):  [  ]

--------- ----------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11):
          64%(2)

--------- ----------------------------------------------------------------------
14        Type of Reporting Person (See Instructions):  CO

--------- ----------------------------------------------------------------------




------------------------

(1) Pursuant to the Proposed Transaction (as defined in Item 4), subject to the conditions specified therein, Viacom Inc. will acquire all of the outstanding shares of Class A Common Stock, par value $.01 per share, of Infinity Broadcasting Corporation, in exchange for shares of Class B Common Stock, par value $.01 per share, of Viacom Inc.

(2) Class B Common Shares carry five votes per share which effectively gives the Reporting Persons 90% of the voting power.

                  This Amendment No. 1 (this "Amendment") amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on May 15, 2000 (the "Schedule 13D") by Mr. Sumner M. Redstone, National Amusements, Inc. ("NAI"), NAIRI, Inc. ("NAIRI"), Viacom Inc. ("Viacom"), Westinghouse CBS Holding Company, Inc. ("W/CBS HCI") and CBS Broadcasting Inc. ("CBSBI") (collectively, the "Reporting Persons"). This Amendment is filed with respect to the Class A Common Stock, $.01 par value per share (the "Class A Shares"), of Infinity Broadcasting Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used in the Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.


Item 3.  Source and Amount of Funds or Other Consideration



                  Item 3 is hereby amended and restated in its entirety to read as follows:

                  "The Issuer's Class B Shares were acquired by the Reporting Persons, other than CBSBI and W/CBS HCI which previously owned the subject shares, pursuant to the merger of CBS Corporation ("CBS"), of which CBSBI and W/CBS HCI were, respectively, indirect and direct wholly owned subsidiaries, with and into Viacom on May 4, 2000.

                  The potential acquisition of Class A Shares reported in this Amendment and described in Item 4 would be made by issuing shares of Class B Common Stock, par value $.01 per share, of Viacom."

Item 4.  Purpose of Transaction

                  Item 4 is hereby amended and restated in its entirety to read as follows:

                  "The Issuer's Class B Shares were acquired by the Reporting Persons, other than CBSBI and W/CBS HCI which previously owned the subject shares, pursuant to the merger of CBS, of which CBSBI and W/CBS HCI were, respectively, indirect and direct wholly owned subsidiaries, with and into Viacom on May 4, 2000. The Reporting Persons may, at any time and from time to time, purchase additional Common Shares of the Issuer and may dispose of any and all Common Shares of the Issuer held by them.

                  On August 14, 2000, Viacom delivered to the Board of Directors of the Issuer a letter dated August 14, 2000 (the "Proposal Letter") in which Viacom offered to acquire through a stock-for-stock merger transaction (the "Proposed Transaction") all the issued and outstanding Class A Shares not currently owned by Viacom. Pursuant to the Proposed Transaction, each Class A Share would be converted into the right to receive 0.564 of a share of Class B Common Stock, par value $.01 per share, of Viacom. The merger proposal is subject to approval of Infinity's independent directors. Viacom anticipates that upon completion of the Proposed Transaction, Viacom will seek to cause the Class A Shares to be delisted from trading on the New York Stock Exchange and to cause the termination of registration of the Class A Shares pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Act"). The Proposal Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference in its entirety.

                  On August 15, 2000, Viacom issued a press release relating to the events described above. Such press release is attached hereto as Exhibit 99.2.

                  Other than as set forth herein, the Reporting Persons have no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D. "

Item 7.  Material to be filed as Exhibits

     99.1 Proposal Letter, dated August 14, 2000, from Viacom to the Board of Directors of the Issuer.

     99.2     Press Release issued by Viacom on August 15, 2000.

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

Dated:  August 15, 2000

                                              /s/ Sumner M. Redstone
                                            ------------------------
                                            Sumner M. Redstone,
                                            Individually

                                   National Amusements, Inc.


                                   By:        /s/ Sumner M. Redstone
                                            ------------------------
                                            Name:  Sumner M. Redstone
                                            Title:  Chairman and Chief
                                                     Executive Officer

                                   NAIRI, Inc.


                                   By:        /s/ Sumner M. Redstone
                                            ------------------------
                                            Name:  Sumner M. Redstone
                                            Title:  Chairman and President

                                   Viacom Inc.


                                   By:        /s/ Michael D. Fricklas
                                            -------------------------
                                            Name:  Michael D. Fricklas
                                            Title:  Executive Vice President,
                                                     General Counsel and
                                                     Secretary

                                   Westinghouse/CBS Holding
                                   Company, Inc.

                                   By:        /s/ Angeline C. Straka
                                            ------------------------
                                            Name:  Angeline C. Straka
                                            Title:  Vice President and Secretary

                                   CBS Broadcasting Inc.


                                   By:        /s/ Angeline C. Straka
                                            ------------------------
                                            Name:  Angeline C. Straka
                                            Title:  Vice President and Secretary

Exhibit Index
-------------

     Exhibit No.         Description
     ----------          -----------
     99.1                Proposal Letter, dated August 14, 2000, from Viacom to
                         the Board of Directors of the Issuer.

     99.2                Press Release issued by Viacom on August 15, 2000.